FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

January 26, 2016

Registration No. 333-206207

This free writing prospectus is in respect of Corporación Andina de Fomento (“CAF” or “the issuer”), a multilateral financial institution established under public international law.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus from the issuer or any underwriter or dealer participating in the offering.

The prospectus that is part of CAF’s registration statement is referred to herein as the “debt shelf prospectus”.

Except as otherwise specified, all amounts in this free writing prospectus are expressed in United States dollars (“dollars,” “$,” “U.S.$” or “U.S. dollars”).

FORWARD-LOOKING INFORMATION

This free writing prospectus and the debt shelf prospectus contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this free writing prospectus and the debt shelf prospectus, such as the effects of economic or political turmoil in one or more of our shareholder countries.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness at September 30, 2015 and does not give effect to any transaction since that date.

At September 30, 2015
(in U.S.$ millions)
Short-term debt(1)	$7,112.4

Long-term debt (maturities over one year)	$14,214.6
Stockholders’ Equity
Capital
Subscribed and paid-in capital (authorized capital $15.0 billion)(2)	4,458.4
Additional paid-in capital	2,294.0

Total Capital	6,752.4
Reserves
Mandatory reserve	465.2
General reserve	2,136.0

Total reserves	2,601.2
Other comprehensive income	0.03
Retained earnings	106.1

Total shareholders’ equity	9,459.7

Total long-term debt and stockholders’ equity	$23,674.3

(1)	Includes deposits, commercial paper, short-term borrowings, the current portion of bonds, accrued interest payable and the current portion of derivative instrument liabilities.
(2)	In addition to subscribed capital shown in the table, CAF’s subscribed capital included callable capital of $1.6 billion at September 30, 2015.

CAPITAL STRUCTURE

General

As of September 30, 2015:

CAF’s authorized capital is $15.0 billion, of which $10.0 billion is paid-in capital and $5.0 billion is callable capital. In March 2015, CAF’s stockholders’ Assembly approved an increase in authorized capital of $5.0 billion from the previous $10.0 billion of total authorized capital.

Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

Series “A” shares may be owned only by the full member shareholder countries (as defined below). Each full member shareholder country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the full member shareholder countries owning a Series “A” share is entitled to elect one Director and one Alternate Director to our Board of Directors.

Series “B” shares are currently owned by the full member shareholder countries, and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares currently constituting approximately 0.1% of our outstanding shares, which are owned by 13 private sector financial institutions in the full member shareholder countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. As owners of Series “B” shares, the full member shareholder countries collectively are entitled to elect five additional Directors and five Alternate Directors through cumulative voting, and the 13 private sector financial institutions collectively are entitled to elect one Director and one Alternate Director.

Series “C” shares are currently owned by nine associated shareholder countries: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal, Spain and Trinidad and Tobago. We make available Series “C” shares for subscription by countries which are not full member shareholder countries in order to strengthen links between these countries and the full member shareholder countries. Ownership of our Series “C” shares by these countries makes entities in these countries that deal with entities in full member shareholder countries eligible to receive loans from us with respect to such dealings. Holders of Series “C” shares collectively are entitled to elect two Directors and two Alternate Directors.

Under the Constitutive Agreement, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private entities or individuals in the full member shareholder countries, except that no more than 49% of the Series “B” shares within any country may be held by private entities or individuals. Series “C” shares may be held by or transferred to public or private entities or individuals outside the full member shareholder countries. Unless a shareholder country withdraws, Series “A” and Series “B” shares may only be transferred within such country.

An amendment to the Constitutive Agreement became effective on July 9, 2008, which (i) allows, under certain circumstances, Latin American and Caribbean countries, including those that are currently associated shareholder countries, to own Series “A” shares and become full member shareholder countries, and (ii) expands CAF’s formal purpose to include supporting sustainable development and economic integration within all of Latin America and the Caribbean, as opposed to within only the Andean region. Consequently, on March 17, 2009, CAF’s Extraordinary Shareholders’ Meeting approved the terms and conditions precedent by which Argentina, Brazil, Panama, Paraguay and Uruguay could become contracting parties to the Constitutive Agreement, could become full member shareholder countries and may own Series “A” shares. In general, in order to become a full member country of CAF, a country must (i) subscribe, directly or indirectly, for one

Series “A” share, (ii) exchange all of its ordinary and callable Series “C” capital shares for Series “B” share equivalents, (iii) meet any conditions for its accession as determined by the Shareholders’ General Meeting, and (iv) deposit its instrument of adhesion with the Ministry of Foreign Affairs of the Bolivarian Republic of Venezuela. The country is deemed to have become a full member country of CAF 30 days after the Shareholders’ General Meeting determines that the conditions for its adhesion have been complied with, including the depositing of the instrument of adhesion. As of the date of this free writing prospectus, Argentina, Brazil, Panama, Paraguay and Uruguay have ceased to be Series “C” shareholder countries, have adhered to the Constitutive Agreement and now possess Series “A” shares as full member shareholder countries.

Note: All figures as of September 30, 2015, which reference “full member shareholder countries” only include the Plurinational State of Bolivia, the Republics of Argentina, Colombia, Ecuador, Panama, Paraguay and Peru, the Federative Republic of Brazil, the Oriental Republic of Uruguay and the Bolivarian Republic of Venezuela. All figures as of September 30, 2015, which reference “associated shareholder countries” encompass all other shareholder countries. References to “shareholder countries” includes both the full member shareholder countries and the associated shareholder countries.

Paid-in Capital and Un-paid Capital

At September 30, 2015, CAF’s subscribed paid-in and un-paid capital was $5.0 billion, of which $4.5 billion was paid-in capital and $0.5 billion was un-paid capital, which is receivable in installments according to the agreements subscribed with the shareholder countries. Over the years, we have had several increases of subscribed capital.

Since 1990, capital contributions made to CAF (valor patrimonial) comprise a premium paid on each share purchased and the nominal $5,000 per share value established by CAF’s by-laws. The premium component of valor patrimonial is determined at the beginning of each subscription and applies to all payments under that subscription.

A list of all capital contributions made by shareholder countries during the last five years (as of September 30, 2015) follows:

Argentina

In 2009, Argentina subscribed to an additional $190.0 million in Series “C” shares, to be paid in seven installments, of which it paid $10.0 million in 2011, $15.0 million in 2012, $25.0 million in 2013, $30.0 million in 2014 and $35.0 million in 2015.

In 2010, Argentina subscribed to $126.0 million in callable capital.

In February 2011, upon completion of all requirements to become a full member shareholder country, Argentina acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents The remaining subscribed Series “C” shares were also exchanged into subscribed Series “B” shares maintaining the original payment schedule. In March 2012, Argentina subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, of which it paid $57.1 million in 2013, $57.1 million in 2014 and $57.1 million in 2015.

Barbados

In September 2014, Barbados entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $50.0 million, of which it paid $25.0 million in February 2015.

Bolivia

In 2009, Bolivia subscribed to an additional $105.0 million in Series “B” shares, to be paid in eight installments, of which it paid $5.0 million in 2010, $5.0 million in 2011, $10.0 million in 2012, $15.0 million in 2013, $15.0 million in 2014 and $15.0 million in 2015.

In January 2012, Bolivia subscribed to an additional $91.5 million in Series “B” shares, to be paid in four installments, of which it paid $22.9 million in 2013, $22.9 million in 2014 and $22.9 million in 2015.

Brazil

In 2009, Brazil subscribed to an additional $190.0 million in Series “C” shares to be paid in seven installments, of which it paid $25.1 million in 2013, $25.0 million in 2014 and $30.0 million in 2015.

In 2009, Brazil subscribed to $126.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Brazil acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents. The remaining subscribed Series “C” shares were also exchanged into subscribed Series “B” shares maintaining the original payment schedule.

In September 2012, Brazil subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, of which it paid $57.1 million in 2014 and $16.4 million in 2015.

As of the date of this free writing prospectus, Brazil has a pending balance of $35 million corresponding to the 2009 subscription agreement, and of $85.1 million of the 2012 subscription agreement.

Colombia

In 2009, Colombia subscribed to an additional $20.0 million in Series “B” shares, which was paid in full in 2010.

In 2010, Colombia subscribed to an additional $150.0 million in Series “B” shares to be paid in five installments, of which it paid $2.0 million in 2010, $18.0 million in 2011, $30.0 million in 2012, $50.0 million in 2013 and $50.0 million in 2014.

In June 2012, Colombia subscribed to an additional $210.0 million in Series “B” shares to be paid in three installments beginning in 2015.

In August 2012, Colombia subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, of which it paid $57.1 million in 2013, $57.1 million in 2014 and $51.2 million in 2015.

As of the date of this free writing prospectus, Colombia has a pending balance of $30 million corresponding to the June 2012 subscription agreement.

Ecuador

In 2009, Ecuador subscribed to an additional $105.0 million in Series “B” shares to be paid in eight installments, of which it paid $5.0 million in 2010, $5.0 million in 2011, $10.0 million in 2012, $15.0 million in 2013, $15.0 million in 2014 and $15.0 million in 2015.

In March 2012, Ecuador subscribed to an additional $91.5 million in Series “B” shares, to be paid in four annual installments, of which it paid $22.9 million in 2013, $22.9 million in 2014 and $22.9 million in 2015.

Mexico

In June 2012, Mexico entered into an agreement to subscribe to an additional $100.0 million in Series “C” shares of CAF, which it paid for in full that same month.

Panama

In 2009, Panama subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments, of which it paid $3.0 million in 2011, $5.0 million in 2012, $7.0 million in 2013, $10.0 million in 2014 and $10.0 million in 2015.

In 2010, Panama subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Panama acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents. The remaining subscribed Series “C” shares were also exchanged into subscribed Series “B” shares maintaining the original payment schedule.

In February 2012, Panama subscribed to an additional $91.5 million in Series “B” shares, to be paid in five installments, of which it paid $3.2 million in 2013, $3.2 million in 2014 and $25.0 million in 2015.

Paraguay

In 2009, Paraguay subscribed to an additional $55.0 million in Series “C” shares to be paid in seven installments, of which it paid $3.0 million in 2011, $5.0 million in 2012, $7.0 million in 2013, $10.0 million in 2014 and $10.0 million in 2015.

In December 2011, upon completion of all requirements to become a full member shareholder country, Paraguay acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents. The remaining subscribed Series “C” shares were also exchanged into subscribed Series “B” shares maintaining the original payment schedule.

In May 2012, Paraguay subscribed to an additional $91.5 million in Series “B” shares, to be paid in five annual installments, of which it paid $3.0 million in 2013, $5.0 million in 2014 and $30.0 million in 2015.

Peru

In 2009, Peru subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments, although this schedule was later modified to seven installments. As of the date of this free writing prospectus, Peru has paid $310.5 million, with the balance to be paid in two annual installments ending in 2016.

In March 2012, Peru subscribed to an additional $228.6 million in Series “B” shares, to be paid in four annual installments, of which it paid $57.1 million in 2013, $57.1 million in 2014 and $57.1 million in 2015.

Portugal

In 2009, Portugal subscribed to EUR 15.0 million in Series “C” shares to be paid in four equal installments and EUR 60.0 million in callable capital. As of the date of this free writing prospectus, Portugal has paid the total balance of the subscribed paid-in capital.

Spain

In 2010, Spain subscribed to an additional $327.0 million of paid-in capital to be paid in five installments ending in 2014. All five payments have been received.

Trinidad and Tobago

In 2009, Trinidad and Tobago entered into an agreement to subscribe to Series “C” shares for a total capital contribution of $6.0 million. As of the date of this free writing prospectus, Trinidad and Tobago has paid the total balance of the subscribed paid-in capital.

In April 2012, Trinidad and Tobago entered into an agreement to subscribe to an additional $323.4 million in Series “C” shares of CAF, to be paid in three annual installments, which it paid in full in 2014. Additionally, Trinidad and Tobago has formally expressed its intention to become a contracting party to the Constitutive Agreement. Subject to the satisfaction of certain conditions precedent for full member status specified in “— General” above and the additional condition that Trinidad and Tobago shall have paid for at least half of the capital for which it has subscribed, the subscription agreement contemplates the issuance of one Series “A” share to Trinidad and Tobago, as well as the exchange of Series “C” shares for Series “B” shares.

Uruguay

In 2009, Uruguay subscribed to an additional $55.0 million in Series “C” shares to be paid in seven annual installments ending in 2017, of which it paid $3.0 million in 2011, $5.0 million in 2012, $7.0 million in 2013, $10.0 million in 2014 and $10.0 million in 2015.

In 2009, Uruguay subscribed to $36.0 million in callable capital.

In 2010, upon completion of all requirements to become a full member shareholder country, Uruguay acquired a $1.2 million Series “A” share and exchanged all of its Series “C” ordinary and callable capital shares for Series “B” share equivalents. The remaining subscribed Series “C” shares were also exchanged into subscribed Series “B” shares maintaining the original payment schedule.

In February 2012, Uruguay subscribed to an additional $91.5 million in Series “B” shares, to be paid in four installments, of which it paid $22.9 million in 2013, $22.9 million in 2014 and $22.9 million in 2015.

Venezuela

In 2009, Venezuela subscribed to an additional $380.0 million in Series “B” shares to be paid in eight installments, of which it has paid $200.6 million as of the date of this free writing prospectus.

In August 2012, Venezuela subscribed to an additional $228.6 million in Series “B” shares, to be paid in four installments, of which it paid $57.1 million in 2013, $57.2 million in 2014 and $29.1 million in 2015.

As of the date of this free writing prospectus, all shareholder countries were current in their capital payments, with the exception of Brazil and Colombia.

The following table sets out the nominal value of our subscribed paid-in capital and un-paid capital as of September 30, 2015:

Shareholders	Paid-in Capital	Un-paid Capital
	(in U.S.$ thousands)
Series “A” Shares:
Argentina	$1,200	$—
Bolivia	1,200	—
Brazil	1,200	—
Colombia	1,200	—
Ecuador	1,200	—
Panama	1,200	—
Paraguay	1,200	—
Peru	1,200	—
Uruguay	1,200	—
Venezuela	1,200	—
Series “B” Shares:
Argentina	409,670	46,525
Bolivia	234,925	22,140
Brazil	345,970	93,320
Colombia	784,400	96,180
Ecuador	236,530	22,140
Panama	106,055	28,175
Paraguay	105,960	25,870
Peru	837,100	45,650
Uruguay	125,300	15,095
Venezuela	789,595	93,150
Private sector financial institutions	2,060	20
Series “C” Shares:
Barbados	8,805	8,805
Chile	27,705	—
Costa Rica	16,455	—
Dominican Republic	32,835	2,340
Jamaica	910	—
Mexico	58,785	—
Portugal	7,350	—
Spain	198,695	—
Trinidad and Tobago	117,285	—

Total	$4,458,390	$499,410

Reserves

Article 42 of the Constitutive Agreement requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash. The mandatory reserve is an accounting reserve.

At September 30, 2015, our reserves totaled $2.6 billion. At such date, the mandatory reserve amounted to $465.2 million, or 9.4% of subscribed paid-in and un-paid capital, and the general reserve amounted to $2.1 billion.

Callable Capital

In addition to our subscribed paid-in and un-paid capital, our shareholders have subscribed to callable capital totaling $1.6 billion at September 30, 2015. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources. For further information regarding subscribed callable capital, see Note 16 (“Stockholders’ Equity”) to our audited financial statements in the debt shelf prospectus.

The Constitutive Agreement provides that the obligation of shareholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider the obligations of shareholder countries to pay for their respective callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective governments. If the callable capital were to be called, the Constitutive Agreement requires that the call be prorated among shareholders in proportion to their shareholdings.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2014, 2013 and 2012 has been derived from our audited financial statements for those periods, which were audited by our independent auditors Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited. The audit report of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited, has been included on page F-5 of the debt shelf prospectus. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The following selected financial information as of and for the nine-month periods ended September 30, 2015 and 2014 has been derived from our unaudited condensed interim financial information and includes all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such dates and our results of operations for such periods. The results of the nine-month period ended September 30, 2015 are not necessarily indicative of results to be expected for the full year 2015. The selected financial information should be read in conjunction with our audited financial statements and notes thereto, our unaudited condensed interim financial information and the notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this free writing prospectus.

	Year Ended December 31			Nine Months Ended September 30
	2014	2013	2012*	2015	2014
	(in U.S.$ thousands, except ratios)
Income Statement Data
Interest income	$569,660	$508,247	$520,139	$462,601	$420,774
Interest expense	(310,224)	(297,293)	(281,688)	(250,040)	(228,012)

Net interest income	259,436	210,954	238,451	212,561	192,762
Provision (credit) for loan losses	21,552	(83,417)	(4,865)	17,153	10,879

Net interest income after provision (credit) for loan losses	237,884	294,371	243,316	195,408	181,883
Non-interest income	22,961	15,903	9,281	10,794	17,996
Non-interest expenses	(124,681)	(105,646)	(91,851)	(94,850)	(89,922)

Net income before unrealized changes in fair value related to financial instruments	136,164	204,628	160,746	111,352	109,957
Unrealized changes in fair value related to financial instruments	1,475	2,129	(577)	(5,253)	651

Net income	$137,639	$206,757	$160,169	$106,099	$110,608

Balance Sheet Data (end of period)
Total assets	30,494,640	27,418,320	24,818,335	31,464,204	31,128,150
Total liabilities	21,731,404	19,601,771	17,953,273	22,004,432	22,602,329
Total stockholders’ equity	8,763,236	7,816,549	6,865,062	9,459,772	8,525,821

Total liabilities and stockholders’ equity	$30,494,640	$27,418,320	$24,818,335	$31,464,204	$31,128,150

Loan Portfolio and Equity Investments
Loans before allowance for loan losses	$19,144,087	$18,003,271	$16,355,410	$19,271,627	$18,601,396
Allowance for loan losses	55,763	38,336	125,799	57,217	49,215
Equity investments	292,345	228,385	146,811	324,483	269,403

	Year Ended December 31			Nine Months Ended September 30
	2014	2013	2012*	2015	2014
	(in U.S.$ thousands, except ratios)
Selected Financial Ratios
Return on average total stockholders’ equity(1)	1.7%	2.9%	2.5%	1.6%	1.8%
Return on average paid-in capital(2)	3.4%	5.5%	5.0%	3.2%	3.6%
Return on average assets(3)	0.5%	0.8%	0.7%	0.5%	0.5%
Administrative expenses divided by average total assets**	0.4%	0.4%	0.4%	0.4%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.0%	0.0%	0.0%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.1%	0.0%	0.05%	0.0%	0.0%
Allowance for loan losses as a percentage of loan portfolio	0.3%	0.2%	0.8%	0.3%	0.3%

(1)	Net income divided by annual average total stockholders’ equity.**
(2)	Net income divided by annual average subscribed and paid-in capital.**
(3)	Net income divided by annual average total assets.**
*	Certain amounts in the 2012 financial statements have been reclassified to conform to the current year’s presentation.
**	For the nine-month periods, the amounts have been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto beginning on page F-7 of the debt shelf prospectus and with our unaudited interim financial information as of September 30, 2015 and December 31, 2014, and for the nine-month periods ended September 30, 2015 and 2014 and the notes thereto included in this free writing prospectus.

Summary of Results

Our net income for the year ended December 31, 2014 was $137.6 million, representing a decrease of $69.1 million, or 33.4%, compared to net income of $206.8 million for 2013. This decrease is mainly due to the change in the methodology for calculating the allowance for loan losses in 2013, which resulted in an increase of earnings in this year because of a one-time credit to the provision for loan losses. If this adjustment to the methodology for calculating allowance for loan losses were not considered, the net income for 2014 would have increased 12.9% from net income for 2013. For the year ended December 31, 2013, our net income was $206.8 million, representing an increase of $46.6 million, or 29.1%, over net income of $160.2 million for 2012. This increase resulted primarily from a one-time credit to the provision for loan losses and growth in our loan portfolio.

Our net income for the nine-month period ended September 30, 2015 was $106.1 million, representing a decrease of $4.5 million, or 4.1%, compared to net income of $110.6 million for the corresponding period in 2014. This decrease is mainly due to higher net interest income, offset by higher non-interest expense and a higher loan loss provision. For the nine-month period ended September 30, 2015, our net interest income was $212.6 million, representing an increase of $19.8 million, or 10.3%, compared to net interest income of $192.8 million for the corresponding period in 2014, with the change principally owing to an increase in the loan and liquidity portfolios and a lower cost of funding.

Market and Portfolio Trends

The reported annualized percentage change in real GDP for 2014 for each of the full member shareholder countries at December 31, 2014 was as follows: Argentina, 0.0%; Bolivia, 5.4%; Brazil, 0.1%; Colombia, 4.6%; Ecuador, 3.8%; Panama, 6.2%; Paraguay, 4.4%; Peru, 2.4%; Uruguay, 3.4%; and Venezuela, (3.6%). Due to lower GDP growth rates and the current economic slowdown of some countries in the region, there could be an increase in our loan-loss provisions in the future.

The financial crisis and global economic recession affected our business but did not have a material adverse effect on our results of operations or financial position. Based on our investment strategy and given our investment guidelines, our liquid investment portfolio is of short duration and has no material exposure to structured products such as mortgage-backed or asset-backed securities. Moreover, certain recent developments, such as China’s slowing growth, fluctuations in commodity prices, low growth concerns in Latin America and deflationary pressures in Europe have not thus far impacted our operations. As of September 30, 2015 our loan portfolio was distributed by country as follows: Ecuador —15.65%, Venezuela — 15.19%, Argentina — 14.70%, Peru — 11.24%, Brazil — 10.73%, Bolivia — 10.20%, Colombia — 8.79%, Panama — 5.99%, Uruguay — 2.96%, Paraguay — 1.39%, Dominican Republic — 1.13%, Spain — 0.94%, Costa Rica — 0.64%, Mexico — 0.42% and Jamaica — 0.03%. As of September 30, 2015, we had outstanding loans in Spain of $180.3 million in our loan portfolio, 34.7% of our liquidity portfolio consisted of securities of issuers in European Union countries, including France — 14.3%, United Kingdom — 4.5%, Germany — 3.4, Spain — 2.3%, Netherlands — 2.9%, Italy — 2.5%, Belgium — 1.7%, Ireland — 1.5%, Luxemburg — 0.8%, Denmark — 0.5%, Sweden — 0.3% and Austria — 0.02%.

The volatility of credit spreads during the past three years has varied our borrowing costs resulting in an increase in 2013 and a decrease in 2014. This effect was partially offset by changing the interest rates we charge to borrowers after swaps. The LIBOR rate, which is the basis for the interest payable on both our external debt and on the loans in our loan portfolio, decreased in both 2013 and 2014. The effect of the change in borrowing cost resulted in a decrease of the net interest margin in 2013 and a higher net interest margin for our business in 2014.

Both 2014 and 2013 were characterized by growth in our loan portfolio as a result of our strategy to expand our shareholder base, principally through additional paid-in capital contributions by several of our existing shareholder countries, as well as the issuance of shares to new shareholder countries. Additionally, the global financial crisis has also increased demand for loans from borrowers in our shareholder countries. These two main drivers led to loan portfolio growth of 6.3% in 2014 and 10.1% in 2013. We do not expect that our loan portfolio will be materially affected by the activities of other development banks in the region, since the financing needs of our shareholder countries exceed the current supply of lending resources. We believe that activities of other development banks are complementary to our lending operations.

The decline in global commodity prices, in particular the price of oil, which declined by approximately 70% from September 2014 to the date of this free writing prospectus, has had an impact on some of our shareholder countries. Some countries that are net oil importers have benefited from this price decline, while countries that are net oil exporters have been adversely affected to varying degrees, in some cases significantly, generally corresponding with the importance of the oil and gas sector to the overall economy of the country. Continued low oil prices may result in a downward adjustment of the external risk rating of some of our sovereign borrowers, which may result in an increase in our allowance for loan losses, according to our methodology for determining the allowance for loan losses as explained in “ — Income Statement — Provision (Credit) for Loan Losses” below.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 2 (“Basis of Presentation and Significant Accounting Policies”) to our audited financial statements in the debt shelf prospectus. We believe that some of the more significant accounting policies we use to present our financial results involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition.

Specifically, the estimates we use to determine the allowance for loan losses are critical accounting estimates.

Additionally, the fair values for some financial assets and liabilities recorded in our financial statements are determined according to the procedures established by the accounting pronouncement ASC 820. As of the date of this free writing prospectus, we have not changed or reclassified any transaction from one level to another pursuant to the hierarchy reflected in ASC 820, thereby maintaining consistency in the application of accounting principles in this matter.

Income Statement

Interest Income

Nine Months Ended September 30, 2015 and 2014. For the nine-month period ended September 30, 2015, our interest income was $462.6 million, representing an increase of $41.8 million, or 9.9%, compared to interest income of $420.8 million for the corresponding period in 2014. This increase resulted principally from an increase in the interest income generated by our loan and investment portfolios. For the nine-month period ended September 30 2015, the six-month LIBOR rate averaged 0.51% per annum compared with 0.33% per annum in the same period in 2014, an increase of 54.5%.

2014, 2013 and 2012. For the year ended December 31, 2014, our interest income was $569.7 million, representing an increase of $61.4 million, or 12.1%, compared to interest income of $508.2 million for the year ended December 31, 2013. This increase resulted primarily from higher yielding liquid assets compared to the corresponding period in 2013. Average market interest rates were lower in 2014 than 2013, when six-month LIBOR averaged 0.33% per annum compared with 0.41% per annum in 2013, representing a decrease of 19.5% in average six-month LIBOR. Interest income for the year ended December 31, 2013 was $508.2 million, representing a decrease of $11.9 million, or 2.29%, compared to interest income of $520.1 million for the year ended December 31, 2012. Such decrease resulted principally from a decrease in market interest rates.

Interest Expense

Nine Months Ended September 30, 2015 and 2014. For the nine-month period ended September 30, 2015, our interest expense was $250.0 million, representing an increase of $22.0 million, or 9.7%, compared to interest expense of $228.0 million for the corresponding period in 2014. This increase resulted principally from an increase in long-term liabilities in order to match our growth in assets.

2014, 2013 and 2012. For the year ended December 31, 2014, our interest expense was $310.2 million, representing an increase of $12.9 million, or 4.3%, from our interest expense of $297.3 million for the year ended December 31, 2013. This increase resulted primarily from an increase in liabilities to fulfill higher funding requirements related to the growth in the average levels of our loan portfolio compared with 2013, as well as an increase in the funding costs associated with an increase in the average term of our financial liabilities. The average amount of our liabilities increased by 10.1% for the year ended December 31, 2014, compared with the average for the year ended December 31, 2013. Interest expense for the year ended December 31, 2013 was $297.3 million, representing an increase of $15.6 million, or 5.5%, from our interest expense of $281.7 million for the year ended December 31, 2012. This increase is attributable to an increase in liabilities to fulfill higher funding requirements caused by the growth in our loan portfolio and our liquidity portfolio. The average amount of our liabilities as for the year ended December 31, 2013 rose by 12.6% compared with the average level for the year ended December 31, 2012.

Net Interest Income

Nine Months Ended September 30, 2015 and 2014. For the nine-month period ended September 30, 2015, our net interest income was $212.6 million, representing an increase of $19.8 million, or 10.3%, compared to net interest income of $192.8 million for the corresponding period in 2014. The net interest income margin was 0.95% for the nine-month period ended September 30, 2015, which was unchanged from the margin for the corresponding period in 2014.

2014, 2013 and 2012. For the year ended December 31, 2014, our net interest income was $259.4 million, representing an increase of $48.4 million, or 23.0%, over net interest income of $211.0 million for the year ended December 31, 2013. This increase resulted from higher yielding liquid assets, an increase in the loan portfolio and a significant reduction in net borrowing spread on new issuances of debt securities, despite a decrease in the LIBOR rate during the period. Our net interest income for the year ended December 31, 2013 was $211.0 million, representing a decrease of $27.5 million, or 11.5%, from net interest income of $238.5 million for the year ended December 31, 2012. This decrease resulted principally from a combination of a decrease in market interest rates and increase in liabilities to fulfill higher funding requirements. Our net interest income margin was 0.95%, in 2014, compared to 0.88% in 2013 and 1.1% in 2012.

Provision (Credit) for Loan Losses

Effective as of September 2013, we implemented an improvement in the determination of the loan loss provision which resulted in a loan loss provision reversal of $8.7 million in the third quarter of 2013. This determination methodology, which we believe is in line with that of many other supranationals, incorporates recovery rates that differ between sovereign and non-sovereign guaranteed loans.

The credit and provision in the periods described below reflect management’s estimates for both general and specific provisions. The allowance for loan losses is estimated considering the credit risk exposure, probability of default and, beginning December 31, 2013, loss given default, based on external data provided by risk rating agencies, recognizing such effects in profit or loss for the period. We established a specific allowance for loan losses for impaired loans. A loan is considered as impaired when, based on currently available information and events, there exists the probability that we will not recover the total amount of principal and interest as agreed in the terms of the original loan contract. See Note 2g. to our audited financial statements in the debt shelf prospectus for further information regarding allowance for loan losses calculations.

Nine Months Ended September 30, 2015 and 2014. For the nine-month period ended September 30, 2015, as a result of the growth of the loan portfolio and changes in the ratings of some of the borrowers provided by risk rating agencies, we recorded a provision to allowance for loan losses of $17.2 million, compared with a provision to allowance for loan losses of $10.9 million for the corresponding period in 2014. The allowance for loan losses as a percentage of the loan portfolio was 0.30% at September 30, 2015 and September 30, 2014, respectively.

2014, 2013 and 2012. For the year ended December 31, 2014, we recorded a provision to allowance for loan losses of $21.6 million, representing a decrease of $105.0 million, or 125.8%, compared with our credit to allowance for loan losses of $83.4 million for the corresponding period in 2013. For the year ended December 31, 2013, we recorded a credit to allowance for loan losses of $83.4 million, representing an increase of $78.6 million, or 1,614.6%, compared with our credit to allowance for loan losses of $4.9 million for the corresponding period in 2012. Changes in the provision occurred mainly because of the improvement in determination methodology discussed above.

Non-Interest Income

Our non-interest income consists principally of commissions, dividends and our corresponding share of earnings or losses on equity investments, which are accounted for using the equity method, and other income.

Nine Months Ended September 30, 2015 and 2014. For the nine-month period ended September 30, 2015, our non-interest income was $10.8 million, representing a decrease of $7.2 million, or 40.0%, compared to non-interest income of $18.0 million for the corresponding period in 2014. This decrease was primarily because of a decrease in income from dividends.

2014, 2013 and 2012. For the year ended December 31, 2014, our total non-interest income was $23.0 million, representing an increase of $7.1 million, or 44.4%, from total non-interest income of $15.9 million for the year ended December 31, 2013. This increase resulted principally from an increase in commissions and other income. Our total non-interest income for the year ended December 31, 2013 represented an increase of $6.6 million or 71.4%, as compared to our total non-interest income of $9.3 million for the year ended December 31, 2012. This increase resulted principally from an increase in commissions and other income, which in turn was mostly due to fluctuations in exchange rates.

Non-Interest Expenses

Our non-interest expenses consist principally of administrative expenses, representing 95.9% and 96.3% of total non-interest expenses for the nine-month periods ended September 30, 2015 and September 30, 2014, respectively.

Nine Months Ended September 30, 2015 and 2014. For the nine-month period ended September 30, 2015, our non-interest expenses were $94.9 million representing an increase of $4.9 million, or 5.5%, compared to total non-interest expenses of $90.0 million for the corresponding period in 2014. The increase resulted principally from an increase in administrative expenses.

For the nine-month period ended September 30, 2015, our administrative expenses were $91.0 million, or 0.4% of our total average assets, representing an increase of $4.4 million, or 5.0%, compared to administrative expenses of $86.7 million for the corresponding period in 2014. The increase resulted principally from the business growth and impact of local currency expenses and inflation in Venezuela, where our principal executive offices are located.

2014, 2013 and 2012. For the year ended December 31, 2014, our total non-interest expenses were $124.7 million, representing an increase of $19.0 million, or 18.0%, over total non-interest expenses of $105.7 million for the year ended December 31, 2013. The total non-interest expenses for the year ended December 31, 2013 represented an increase of $13.8 million, or 15.0%, over total non-interest expenses of $91.9 million for the year ended December 31, 2012.

For the year ended December 31, 2014, administrative expenses were $116.7 million, or 0.4% of our total average assets, representing an increase of $12.7 million over administrative expenses of $104.0 million for the year ended December 31, 2013. The increase resulted principally from the growth in our loan portfolio. For the year ended December 31, 2013, administrative expenses were $104.0 million, or 0.4% of our total average assets, representing an increase of $13.0 million over administrative expenses of $91.0 million for the year ended December 31, 2012. The increase resulted principally from the growth in our loan portfolio. Equity investments, which do not have readily determinable fair values and in which we have a participation of less than 20% of the investee’s equity, are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments at least annually and determine whether any value impairment is temporary or other than temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of the analysis of these equity investments, management determined to take $0.0 in impairment charges on any of our equity investments in each of 2013 and 2012; $7.3 million in 2014 and $2.8 million for the nine-month period ended September 30, 2015.

Balance Sheet

Total Assets and Liabilities

September 30, 2015. At September 30, 2015, our total assets were $31.5 billion, representing an increase of $1.0 billion, or 3.2%, over total assets of $30.5 billion at December 31, 2014. The increase in assets resulted primarily from an increase in our loan portfolio. In September 30, 2015, there was a significant increase in other assets that was mainly due to the selling of assets from the trading portfolio with settlement dates after September 30, 2015 that had to be registered under accounts receivable. At September 30, 2015, our total liabilities were $22.0 billion, representing an increase of $0.3 billion, or 1.3%, over total liabilities of $21.7 billion at December 31, 2014. The increase in liabilities resulted primarily from an increase in funding, mainly through bond issuances, to fund the growth of assets.

2014 and 2013. At December 31, 2014, our total assets were $30.5 billion, representing an increase of $3.1 billion, or 11.2%, over total assets of $27.4 billion at December 31, 2013. The increase in our total assets principally reflected a 22.2% increase in the liquid assets portfolio and a 6.3% increase in the loan portfolio. At December 31, 2014, our total liabilities were $21.7 billion, representing an increase of $2.1 billion, or 10.9%, over total liabilities of $19.6 billion at December 31, 2013. The increase in our total liabilities resulted from higher funding requirements to support a higher level of assets.

Asset Quality

Overdue Loans

September 30, 2015 and December 31, 2014. At September 30, 2015 the total principal amount of outstanding overdue loans was $0.0 million. At December 31, 2014, the total principal amount of outstanding overdue loans was $0.0 (not including non-accrual loans in overdue status).

December 31, 2013. There were $0.0 in overdue loans at December 31, 2013.

Impaired Loans and Non-Accrual Loans

September 30, 2015 and December 31, 2014. At each of September 30, 2015 and December 31, 2014, the total principal amount of our impaired loans was $0.0 million, or 0.0% of the total loan portfolio. We consider a loan to be impaired when it is in non-accrual status.

December 31, 2013. There were $0.0 million of loans in non-accrual status at December 31, 2013.

Restructured Loans

September 30, 2015 and December 31, 2014. At each of September 30, 2015 and December 31, 2014, the total principal amount of outstanding restructured loans was $0.0 million, or 0.0% of the total loan portfolio.

December 31, 2013. At December 31, 2013, the total principal amount of outstanding restructured loans was $8.3 million, or 0.05% of the total loan portfolio, represented one loan to a private sector borrower in Colombia.

Loan Write-offs and Recoveries

September 30, 2015. There were $16.5 million in loan write-offs during the nine-month period ended September 30, 2015, owing to an impairment of two loans to private sector borrowers in Argentina, and there were $0.0 in loan write-offs in the corresponding period of 2014. We booked recoveries of $0.85 million during the nine-month period ended September 30, 2015 and $0.0 during the corresponding period of 2014.

2014 and 2013. There were $4.1 million of loans written-off in 2014 and $4.1 million of loans written-off in 2013. During 2014 and 2013, we booked recoveries of $0.0 thousand and $78.9 thousand, respectively.

See “Operations of CAF — Asset Quality” in the debt shelf prospectus for further information regarding our asset quality. See “— Balance Sheet” above for details regarding the distribution of our loans by country and “Operations of CAF — Loan Portfolio” in the debt shelf prospectus for details regarding the distribution of our loans by economic sector.

Commitments and Contingencies

We enter into commitments and contingencies in the normal course of our business to facilitate our business and objectives. Commitments and contingencies include (1) credit agreements subscribed and pending disbursement, (2) lines and letters of credit for foreign trade, (3) equity investment agreements subscribed and (4) partial credit guarantees. For further discussion of these arrangements, see Note 23 (“Commitments and Contingencies”) to our audited financial statements in the debt shelf prospectus.

Liquidity

Effective as of September 2014, we updated our liquidity policy, which requires us to maintain sufficient liquid assets to cover at least 12 months of net cash requirements.

Net cash requirements under this new policy are calculated as follows:

(+)	Scheduled loan collections

(+)	Committed paid-in capital payments

(-)	Scheduled debt service

(-)	Committed disbursements

Our investment policy requires that at least 90% of our liquid assets be held in the form of investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization. The remaining portion of our liquid assets may be invested in non-investment grade instruments rated B-/Ba3/B or better by a U.S. nationally-recognized statistical rating organization. Our investment policy emphasizes security and liquidity over yield.

September 30, 2015. At September 30, 2015, our liquid assets consisted of $10.0 billion of cash, time deposits and securities, of which 98.3% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally recognized statistical rating organization, compared to $10.1 billion of cash, time deposits and securities, of which 96.7% was invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally recognized statistical rating organization, at December 31, 2014. At September 30, 2015, 29.3% of our liquid assets were invested in time deposits in financial institutions, 24.8% in commercial paper, 15.0% in corporate and financial institution bonds, 17.0 % in certificates of deposit, 3.9% in U.S. Treasury Notes, 1.7% in bonds of non-U.S. governments, government entities, and 8.3% in other instruments, including deposits in cash.

2014 and 2013. At December 31, 2014, our liquid assets consisted of $10.1 billion of cash, time deposits and securities, of which 96.7% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization; 28.3% of our liquid assets were invested in time deposits in financial institutions, 10.6% in commercial paper, 11.7% in corporate and financial institution bonds, 22.3% in certificates of deposit, 18.9% in U.S. Treasury Notes and 8.2% in other instruments including deposits in cash. At December 31, 2013, our liquid assets consisted of $8.3 billion of cash, time deposits and securities, of which 96.4% were invested in investment grade instruments rated A-/A3/A- or better by a U.S. nationally-recognized statistical rating organization, 27.0% of our liquid assets were invested in time deposits in financial institutions, 23.9% in commercial paper, 14.0% in corporate and financial institution bonds, 17.5% in certificates of deposit, 8.1% in U.S. Treasury Notes, 1.6% in bonds of non-U.S. governments and government entities and 7.9% in other instruments, including deposits in cash.

Strategy and Capital Resources

Our business strategy is to provide financing for projects, trade and investment in the shareholder countries. Management expects our assets to grow in the future, which will increase our need for additional funding; likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets and to maintain funding through borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by full member shareholder countries, we intend to continue offering equity participation to associated shareholder countries through the issuances of Series “C” shares to such countries. See “Capital Structure” in the debt shelf prospectus.

We intend to continue our programs to foster sustainable growth within the shareholder countries, and to increase our support for the private sector within its markets, either directly or through financial intermediaries. See “Operations of CAF” in the debt shelf prospectus.

UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION AND NOTES THERETO

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information

As of September 30, 2015 and December 31, 2014

Balance Sheets

(In thousands of U.S. dollars)

	September 30, 2015	December 31, 2014
ASSETS

Cash and due from banks	298,573	141,147
Deposits with banks	1,652,436	1,279,267

Cash and deposits with banks	1,951,009	1,420,414

Marketable securities
Trading	6,740,436	7,130,791
Other investments	1,268,101	1,596,608
Loans (includes $10,706 and $21,954 as of September 30, 2015 and December 31, 2014, respectively, at fair value)	19,271,627	19,144,087
Less loan commissions, net of origination costs	88,283	89,411
Less allowance for loan losses	57,217	55,763

Loans, net	19,126,127	18,998,913

Accrued interest and commissions receivable	328,251	292,325
Equity investments	324,483	292,345
Derivative financial instruments	323,221	383,703
Property and equipment, net	68,629	69,003
Other assets	1,333,947	310,538

TOTAL	31,464,204	30,494,640

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Deposits	2,276,127	3,696,510
Commercial paper	1,917,597	1,853,282
Borrowings (includes $ 547,475 and $432,617 as of September 30, 2015 and December 31, 2014, respectively, at fair value)	1,502,936	1,514,646
Bonds (includes $ 14,386,277 and $13,124,319 as of September 30, 2015 and December 31, 2014, respectively, at fair value)	15,117,566	13,859,940
Accrued interest payable	248,603	239,547
Derivative financial instruments	677,494	383,086
Accrued expenses and other liabilities	264,109	184,393

Total liabilities	22,004,432	21,731,404

STOCKHOLDERS’ EQUITY:
Subscribed and paid-in capital (authorized capital $15 billion and $10 billion, respectively)	4,458,390	4,250,495
Additional paid-in capital	2,294,029	1,911,487
Reserves	2,601,222	2,463,583
Other comprehensive income	32	32
Retained earnings	106,099	137,639

Total stockholders’ equity	9,459,772	8,763,236

TOTAL	31,464,204	30,494,640

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Nine-Month Period ended September 30, 2015 and 2014

Statements of Comprehensive Income

(In thousands of U.S. dollars)

	Nine Months Ended September 30,
	2015	2014
Interest income
Investments and deposits with banks	45,379	33,656
Loans	386,548	357,832
Loan commissions	30,674	29,286

Total interest income	462,601	420,774

Interest expense
Deposits	6,768	9,001
Commercial papers	5,977	4,850
Borrowings and other obligations	17,311	15,834
Bonds	211,745	184,963
Commissions	8,239	13,364

Total interest expense	250,040	228,012

Net interest income	212,561	192,762
Provision for loan losses	17,153	10,879

Net interest income, after provision for loan losses	195,408	181,883
Non-interest income
Other commissions	8,383	7,499
Dividends and equity in earnings of investees	1,473	6,245
Other income	938	4,252

Total non-interest income	10,794	17,996

Non-interest expenses
Administrative expenses	90,987	86,628
Impairment charge for equity investments	2,793	1,147
Other expenses	3,863	3,294

Total non-interest expenses	94,850	89,922

Net income before unrealized changes in fair value related to financial instruments	111,352	109,957
Unrealized changes in fair value related to financial instruments	(5,253)	651

Net income	106,099	110,608
Other comprehensive income
Unrecognized change in assets/ liabilities under benefit pension plan	—	238

Total comprehensive income	106,099	110,846

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Nine-Month Period ended September 30, 2015 and 2014

Statement of Stockholders’ Equity

(In thousands of U.S. dollars)

			Reserves
	Subscribed and paid-in capital	Additional paid-in capital	General Reserve	Article No 42 of by-laws	Total Reserves	Other Comprehensive Income	Retained earnings	Total stockholders’ equity
Balances at December 31, 2013	3,941,380	1,342,903	1,895,592	430,234	2,325,826	(317)	206,757	7,816,549
Capital increase	235,075	432,351	—	—	—	—	—	667,426
Net income	—	—	—	—	—	—	110,608	110,608
Appropriated for general reserve	—	—	116,557	—	116,557	—	(116,557)	—
Appropriated for reserve pursuant to article 42 of by-laws	—	—	—	21,200	21,200	—	(21,200)	—
Other comprehensive income	—	—	—	—	—	238	—	238
Distribution to stockholders’ special funds	—	—	—	—	—	—	(69,000)	(69,000)

Balances at September 30, 2014	4,176,455	1,775,254	2,012,149	451,434	2,463,583	(79)	110,608	8,525,821

			Reserves
	Subscribed and paid-in capital	Additional paid-in capital	General Reserve	Article No 42 of by-laws	Total Reserves	Other Comprehensive Income	Retained earnings	Total stockholders’ equity
Balances at December 31, 2014	4,250,495	1,911,487	2,012,149	451,434	2,463,583	32	137,639	8,763,236
Capital increase	207,895	382,542	—	—	—	—	—	590,437
Net income	—	—	—	—	—	—	106,099	106,099
Appropriated for general reserve	—	—	123,874	—	123,874	—	(123,874)	—
Appropriated for reserve pursuant to article 42 of by-laws	—	—	—	13,765	13,765	—	(13,765)	—

Balances at September 30, 2015	4,458,390	2,294,029	2,136,023	465,199	2,601,222	32	106,099	9,459,772

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Nine-Month Period ended September 30, 2015 and 2014

Statements of Cash Flows

(In thousands of U.S. dollars)

	Nine Months Ended September 30,
	2015	2014
OPERATING ACTIVITIES:
Net income	106,099	110,608

Adjustments to reconcile net income to net cash used in operating activities
Unrealized gain on trading securities	2,474	955
Amortization of loan commissions, net of origination costs	(10,013)	(12,957)
Provision for loan losses	17,153	10,879
Impairment charge for equity investments	2,793	—
Equity in earnings of investees	340	735
Depreciation of property and equipment	4,085	4,410
Amortization of deferred charges	2,574	2,863
Provision for employees’ severance indemnities and benefits	7,561	6,780
Provisions for employees’ savings plan	1,009	999
Unrealized changes in fair value related to financial instruments	5,253	(651)
Net changes in operating assets and liabilities
Severance indemnities paid or advanced	(5,790)	(5,090)
Employees’ savings plan paid or advanced	(31)	(1,095)
Trading securities, net	(444,294)	(1,257,720)
Interest and commissions receivable	(35,926)	(75,194)
Other assets	6,579	(66,097)
Accrued interest payable	9,056	45,857
Accrued expenses and other liabilities	110,666	167,410

Total adjustments and net changes in operating assets and liabilities	(326,511)	(1,177,916)

Net cash used in operating activities	(220,412)	(1,067,308)

INVESTING ACTIVITIES:
Purchases of other investments	(3,130,387)	(2,639,009)
Maturities of other investments	3,458,894	1,497,842
Loan origination and principal collections, net	(134,354)	(584,935)
Equity investments, net	(35,271)	(41,753)
Purchases of property and equipment	(3,711)	(4,641)

Net cash provided by (used in) investing activities	155,171	(1,772,496)

Carried forward,	(132,763)	(2,858,048)

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Unaudited Condensed Interim Financial Information for

the Nine-Month Period ended September 30, 2015 and 2014

Statements of Cash Flows continued

(In thousands of U.S. dollars)

	Nine Months Ended September 30,
	2015	2014
Brought Forward,	(132,763)	(2,858,048)

FINANCING ACTIVITIES:
Net (decrease) increase in deposits	(1,420,383)	1,132,594
Net increase (decrease) in commercial paper	64,315	(965,632)
Net (increase) decrease in derivative related collateral	(167,452)	44,898
Proceeds from issuance of bonds	2,131,280	3,536,104
Repayment of bonds	(515,754)	(650,327)
Proceeds from borrowings	155,517	38,098
Repayment of borrowings	(174,602)	(279,416)
Distributions to stockholders’ funds	—	(69,000)
Proceeds from issuance of shares	590,437	667,426

Net cash provided by financing activities	663,358	3,472,989

Net increase in cash and deposits with banks	530,595	614,941
Cash and deposits with banks at beginning of period	1,420,414	1,692,259

Cash and deposits with banks at end of period	1,951,009	2,307,200

Supplemental disclosure
Interest paid during the period	232,472	168,506

Non-cash financing activities
Change in derivative instrument assets	(60,482)	(57,343)
Change in derivative instrument liabilities	294,408	117,267

CORPORACIÓN ANDINA DE FOMENTO (CAF)

Notes to Unaudited Condensed Interim Financial Information

As of September 30, 2015 and December 31, 2014 and for the Nine-Month

Period ended September 30, 2015 and September 30, 2014

(In thousands of U.S. dollars)

(1) Origin

Business description — Corporación Andina de Fomento (CAF) began its operations on June 8, 1970, and was established under public international law which abides by the provisions set forth in its by-laws. Series “A” and “B” stockholder countries are: Argentina, Bolivia, Brazil, Colombia, Ecuador, Panama, Paraguay, Peru, Uruguay and Venezuela. Series “C” stockholder countries are: Barbados, Chile, Costa Rica, Dominican Republic, Jamaica, Mexico, Portugal, Spain and Trinidad and Tobago. In addition, there are 13 banks which are Series “B” stockholders. CAF is headquartered in Caracas and has offices in Asuncion, Bogota, Brasilia, Buenos Aires, Ciudad de Mexico, Ciudad de Panama, La Paz, Lima, Madrid, Montevideo, Puerto España and Quito.

CAF’s objective is to support sustainable development and economic integration within Latin America and the Caribbean by helping stockholder countries diversify their economies, and become more competitive and responsive to social needs.

CAF offers financial and related services to the governments of its stockholder countries, as well as their public and private institutions, corporations and joint ventures. CAF’s principal activity is to provide short, medium- and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in stockholder countries. Furthermore, CAF manages and supervises third-party cooperation funds of other countries and organizations, destined to finance programs agreed upon with donor organizations which are in line with CAF policies and strategies.

CAF raises funds to finance operations both within and outside its stockholder countries.

(2) Basis of Presentation and Significant Accounting Policies

Financial Statement Presentation — The condensed interim financial information as of September 30, 2015 and for the nine-month period ended September 30, 2015 and 2014 is unaudited and has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the nine-month period ended September 30, 2015 are not necessarily an indication of the results to be expected for the full year 2015.

The condensed interim financial information was based on the accounting principles of CAF’s audited financial statements for the years ended December 31, 2014, 2013 and 2012. For a detailed discussion about CAF’s significant accounting policies, see Note 2 to the 2014 financial statements. During the nine-month period ended September 30, 2015, there were no significant updates made to CAF’s significant accounting policies.

This condensed interim financial information should be read in conjunction with CAF’s audited financial statements for the years ended December 31, 2014, 2013 and 2012 and the notes thereto.

(3) Marketable Securities

Trading Securities

A summary of trading securities follows:

	September 30, 2015		December 31, 2014
	Amount	Average maturity (years)	Amount	Average maturity (years)
U.S. Treasury Notes	383,407	2.93	1,920,441	1.88

Non-U.S. governments and government entities bonds	166,061	0.57	195,373	0.60

Financial institutions and corporate securities:
Commercial papers	2,470,960	0.15	1,075,478	0.32
Certificates of deposit	1,692,225	0.25	2,264,749	0.46
Bonds	1,497,888	1.81	1,183,477	1.64
Collateralized mortgage obligation	321,119	4.27	292,214	5.55
Liquidity funds	208,776	1.00	199,059	1.00

	6,190,968	0.82	5,014,977	1.02

	6,740,436	0.94	7,130,791	1.24

(4) Loans

Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loans are to Series “A” and “B” stockholder countries, or to private institutions or companies of these countries.

Loans by country are summarized as follows:

	September 30, 2015	December 31, 2014
Stockholder country:
Argentina	2,833,356	2,718,009
Bolivia	1,965,073	1,909,509
Brazil	2,067,906	1,932,414
Colombia	1,693,909	1,768,619
Costa Rica	125,900	128,627
Dominican Republic	217,831	172,458
Ecuador	3,016,924	2,824,501
Jamaica	5,225	5,628
Mexico	81,156	127,526
Panama	1,154,026	1,254,545
Paraguay	267,394	249,271
Peru	2,165,268	2,333,123
Portugal	—	15,000
Spain	180,328	191,875
Uruguay	569,775	509,247
Venezuela	2,927,300	3,001,625

Loans	19,271,371	19,141,977
Fair value adjustments	256	2,110

Carrying value of loans	19,271,627	19,144,087

Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of loans for which the fair value option is elected.

At September 30, 2015 and December 31, 2014, loans denominated in other currencies were granted for an equivalent of $32,992 and $41,780, respectively, principally in Bolivian bolivianos, Peruvian nuevos soles, Paraguayan guarani, Mexican pesos and Colombian pesos. At September 30, 2015 and December 31, 2014, loans include fixed interest rate loans of $64,461 and $73,164, respectively.

Loans classified by public sector and private sector borrowers, are as follows:

	September 30, 2015	December 31, 2014
Public sector	15,859,741	15,564,049
Private sector	3,411,630	3,577,928

	19,271,371	19,141,977

The average yield of the loan portfolio is shown below:

	September 30 , 2015		December 31, 2014
	Amount	Average yield (%)	Amount	Average yield (%)
Loans	19,271,371	2.74	19,141,977	2.62

Loans by industry segments are as follows:

	September 30, 2015		December 31, 2014
	Amount	%	Amount	%
Agriculture, hunting and forestry	75,011	—	63,389	—
Manufacturing	334,165	2	399,627	2
Electricity, gas and water supply	6,754,798	35	6,613,662	35
Transport, warehousing and communications	6,959,162	36	7,091,245	37
Commercial banks	1,532,283	8	1,191,862	6
Development banks	359,642	2	571,100	3
Social and other infrastructure programs	3,063,699	16	3,047,281	16
Others	192,611	1	163,811	1

	19,271,371	100	19,141,977	100

Loans mature as follows:

	September 30, 2015	December 31, 2014
Remaining maturities:
Less than one year	1,133,706	2,717,459
Between one and two years	2,711,913	2,140,348
Between two and three years	1,994,560	1,919,126
Between three and four years	1,802,878	1,713,659
Between four and five years	1,910,601	1,815,106
Over five years	9,717,713	8,836,279

	19,271,371	19,141,977

Loan portfolio is classified depending on the credit risk type, as follows:

	September 30 2015	December 31, 2014
Sovereign guaranteed	15,597,770	15,318,111
Non-sovereign guaranteed	3,673,601	3,823,866

	19,271,371	19,141,977

Loan portfolio quality

The loan portfolio quality indicators are presented below:

	September 30, 2015	December 31, 2014
During the period/year CAF recorded the following transactions:
Impaired Loans	0	0
Loans written-off	16,545	4,125
Purchases of loan portfolio	0	0
Sales of loan portfolio	33,038	118,008
Trouble debt restructured	0	0

CAF presented the following amounts and quality indicators as of the end of the period/year:
Non-accrual loans	0	16,545
Overdue loans	0	0
Allowance for loan losses as a percentage of loan portfolio	0.30%	0.29%
Nonaccrual loans as a percentage of loan portfolio	0.00%	0.09%
Overdue loan principal as a percentage of loan portfolio	0.00%	0.00%

A/B Loans

CAF administers loan-participations sold, and only assumes the credit risk for the portion of the loan owned by CAF. At September 30, 2015 and December 31, 2014, CAF maintained loans of this nature amounting to $1,261,947 and $1,558,400, respectively, whereby other financial institutions provided funds for $864,259 and $1,067,057, respectively.

Allowance for Loan Losses

Changes in the allowance for loan losses are presented below:

	For the nine-month period ended September 30, 2015			For the nine-month period ended September 30, 2014
	Sector			Sector
	Sovereign	Non-sovereign	Total	Sovereign	Non-sovereign	Total
Balances at beginning of period	20,241	35,522	55,763	10,898	27,438	38,336
Provision to results of operations	5,215	11,938	17,153	7,573	3,306	10,879
Loans written-off	—	(16,545)	(16,545)	—	—	—
Recoveries	—	846	846	—	—	—

Balances at end of period	25,456	31,761	57,2177	18,471	30,744	49,215

(5) Other Assets

A summary of other assets follows:

	September 30, 2015	December 31, 2014
Intangible assets, net	13,122	10,199
Deferred charges, net	32,931	36,470
Receivable from investment securities sold	836,726	4,551
Derivative related collateral	434,959	233,746
Other assets	16,209	25,572

	1,333,947	310,538

(6) Deposits

A summary of deposits follows:

	September 30, 2015	December 31, 2014
Demand deposits	95,302	72,479
Time deposits:
Less than one year	2,180,825	3,624,031

	2,276,127	3,696,510

At September 30, 2015 and December 31, 2014, the interest rates on deposits ranged from 0.03% to 1.80% and from 0.06% to 1.81%, respectively. Deposits are issued for amounts equal to or more than $100. Total deposits in other currencies amounted to $1,055 and $157,324, at September 30, 2015 and December 31, 2014, respectively.

(7) Commercial Papers

The outstanding amount of commercial papers issued by CAF amounting of $1,917,597 as of September 30, 2015 and 55% of CAF’s commercial paper will mature in 2015. At December 31, 2014, $1,853,282 of CAF’s commercial paper matures in the year 2015. At September 30, 2015 and December 31, 2014, the interest rates on commercial paper ranged from 0.20% to 0.72% and from 0.15% to 0.46%, respectively.

(8) Borrowings

A summary of borrowings follows:

	September 30, 2015	December 31, 2014
U.S. dollars	1,312,882	1,443,140
Euros	112,900	—
Peruvian nuevos soles	21,098	22,044
Venezuelan bolivars	30,159	30,159
Other currencies	5,072	5,853

	1,482,111	1,501,196
Fair value adjustments	20,825	13,450

Carrying value of borrowings	1,502,936	1,514,646

At September 30, 2015 and December 31, 2014, there were fixed interest-bearing borrowings in the amount of $525,354 and $545,171, respectively. At September 30, 2015 and December 31, 2014, the interest rates on borrowing ranged from 0.22% to 12.00% and from 0.13% to 12.00%, respectively.

Borrowings, by remaining maturities, are summarized below:

	September 30, 2015	December 31, 2014
Remaining maturities:
Less than one year	271,803	246,009
Between one and two years	335,942	441,506
Between two and three years	129,195	105,614
Between three and four years	162,844	184,241
Between four and five years	129,218	113,625
Over five years	453,109	410,201

	1,482,111	1,501,196

At September 30, 2015 and December 31, 2014, there were unused term credit facilities amounting to $539,846 and $569,342, respectively.

(9) Bonds

An analysis of bonds follows:

	September 30, 2015			December 31, 2014
	Outstanding principal			Outstanding principal
	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (period end)	At original exchange rate	At spot exchange rate	Weighted average cost, after swaps (%) (year-end)
U.S. dollars	6,962,858	6,962,858	1.96	6,109,320	6,109,320	2.03
Euro	3,436,813	2,865,735	1.79	3,571,411	3,230,302	1.62
Swiss francs	2,632,111	2,544,634	1.78	2,054,538	1,950,086	1.71
Australian dollars	772,183	632,160	1.45	525,233	471,269	1.26
Hong Kong dollars	386,060	386,442	1.77	386,060	386,212	1.69
Norwegian kroner	524,197	399,690	1.52	390,828	323,777	1.43
Japanese yen	367,433	283,977	2.68	418,819	294,807	2.45
Chinese renminbi	96,618	94,392	1.37	96,618	96,660	1.37
Colombian pesos	112,565	71,030	2.68	112,565	92,687	2.64
Mexican pesos	98,108	77,606	2.67	98,108	89,545	2.67
Turkish lira	70,101	51,810	0.45	70,089	67,408	0.34
Peruvian nuevos soles	22,397	22,704	0.91	32,331	35,412	0.73
South African rand	22,597	18,239	0.45	22,594	21,848	0.85

	15,504,040	14,411,276		13,888,514	13,169,333

Fair value adjustments		706,290			690,607

Carrying value of bonds		15,117,566			13,859,940

A summary of the bonds outstanding, by remaining maturities, follows:

	September 30, 2015	December 31, 2014
Remaining maturities:
Less than one year	2,310,763	1,264,543
Between one and two years	2,037,179	1,560,577
Between two and three years	2,187,164	2,086,958
Between three and four years	1,166,189	1,315,182
Between four and five years	316,932	937,189
Over five years	7,485,813	6,724,065

	15,504,040	13,888,514

At September 30, 2015 and December 31, 2014 fixed interest rate bonds amounted to $14,832,341 and $13,059,963, respectively, of which $8,558,174 and $7,667,123, are denominated in Japanese yen, Euros, Swiss francs, Australian dollars, Colombian pesos, Mexican pesos, Hong Kong dollars, Norwegian kroner, Chinese renminbi, Peruvian nuevos soles, Turkish lira and South African rand.

There were no bonds repurchased during the nine-month period ended September 30, 2015 and 2014.

(10) Accrued Expenses and Other Liabilities

A summary of accrued expenses and other liabilities follows:

	September 30, 2015	December 31, 2014
Employees’ severance indemnities, benefits and savings plan	77,102	68,382
Payable for investment securities purchased	43,320	5,683
Derivatives related collateral	133,174	99,413
Provision contingencies	2,183	2,474
Other liabilities	8,330	8,441

	264,109	184,393

(11) Accumulated Other Comprehensive Income

The changes to the balances of accumulated other comprehensive income and the reclassified amounts out of accumulated other comprehensive income that affected net income for nine-month periods ended September 30, 2015 and 2014, were as follows:

	September 30,
	2015	2014
Balances at beginning of the year	32	(317)
Unrecognized changes in assets/ liabilities under benefit pension plan	—	238

Balances at end of the period	32	(79)

(12) Tax Exemptions

In its full member countries, CAF is exempt from all taxes on income, properties and other assets; it is also exempt from liability related to the payment, withholding or collection of any tax or other levy.

(13) Derivative Financial Instruments and Hedging Activities

CAF utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign currency risk. CAF does not hold or issue derivative financial instruments for trading or speculative purposes.

By using derivative financial instruments to hedge exposure to changes in interest rate and foreign exchange rates, CAF exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative financial instrument is positive, the counterparty owes CAF, creating credit risk for CAF. When the fair value of a derivative financial instrument is negative, CAF owes the counterparty and, therefore, it does not have credit risk. CAF minimizes the credit risk in derivative financial instruments by entering into transactions with high-quality counterparties whose credit rating is “A” or higher.

The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings, subject to fixed interest rates and denominated in other currency into floating interest rate instruments denominated in U.S. dollars. CAF enters into derivative financial instruments with market risk characteristics that are expected to change in a manner that will offset the economic change in value of specifically identified loans, bonds or borrowings and other obligations. Derivative contracts held by CAF consist of interest rate and cross-currency swaps and are designated as fair value hedges of specifically identified loans, bonds or borrowings and other obligations with fixed interest rates or non U.S. currency exposure.

CAF also utilizes futures derivatives instruments to reduce exposure to risk. There are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities. CAF generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in fair value of the future contracts.

CAF monitors the credit risk associated with derivative financial instruments. Credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty, among other factors. To further reduce the credit risk in derivative financial instruments, CAF enters into credit support agreements with its major swap counterparties. This provides risk mitigation, as the swap contracts are regularly mark-to-market, and the party being the net obligor is requested to post collateral when net mark to-market exposure exceeds certain predetermined thresholds, which decrease as the counterparty’s credit rating deteriorates. This collateral is in the form of cash or highly rated and liquid government securities.

CAF does not offset, for each counterparty, the fair value amount recognized for derivative financial instruments with the fair value amount recognized for the collateral, whether posted or received, under master netting arrangements executed with the same counterparty. CAF reports separately the cumulative gross amounts for the receivable from and payable to for derivative financial instruments.

At September 30, 2015 and December 31, 2014, balance sheet details related to CAF’s derivative financial instruments is as follows:

	Derivative assets		Derivative liabilities
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Interest rate swap	185,993	183,323	3,463	33,752
Cross-currency swap	137,157	199,790	673,398	349,150
Cross-currency futures	—	—	571	155
Cross-currency forward contracts	71	590	62	29

	323,221	383,703	677,494	383,086

The following table presents the notional amount and fair values of interest rate swaps and cross-currency swaps and the underlying hedged items at September 30, 2015 and December 31, 2014:

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At September 30, 2015 —
Loans	—	12,234	4,816	—
Loans	3,000	—	—	76
Borrowings	—	112,900	—	1,143
Borrowings	413,750	—	21,713	240
Bonds	6,212,803	—	164,280	3,148
Bonds	—	8,558,174	132,340	672,255

	6,629,553	8,683,308	323,149	676,861

	Notional amount		Fair value
	Interest rate swap	Cross- currency swap	Derivative assets	Derivative liabilities
At December 31, 2014 —
Loans	—	18,351	3,151	187
Loans	6,125	—	—	46
Borrowings	419,167	—	13,766	316
Bonds	5,357,840	—	169,557	33,390
Bonds	—	7,803,396	196,639	348,963

	5,783,132	7,821,747	383,113	382,902

At September 30, 2015 and December 31, 2014, the fair value amount recognized for the collateral received related to interest rate swaps and cross-currency swaps, under the master netting arrangements executed with the same counterparty, was $43,319 and $ 99,413, respectively. The amount recognized on collateral posted, at September 30, 2015 and December 31, 2014, was $387,335 and $132,959, respectively.

The following table presents the notional amount and fair values of cross-currency futures and forwards at September 30, 2015 and December 31, 2014:

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
At September 30, 2015
Forward contracts	Various	Until Sep 2015	Various	23,757	71

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
At September 30, 2015
Forward contracts	Various	Until Sep 2015	Various	23,757	(62)

Futures long	Various	Until Nov 2015	Various	15,200	(20)
Futures short	Various	Until Nov 2015	Various	(88,300)	(551)

				(73,100)	(571)

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative assets
At December 31, 2014
Forward contracts	Various	Until Sep 2015	Various	560	590

					Fair value
	Start date	Termination date	Contract Currency	Notional amount	Derivative liabilities
At December 31, 2014:
Forward contracts	Various	Until Sep 2015	Various	(560)	(29)

Futures	Nov/Dec 2014	March 2015	Various	49,900	(81)
Futures	Nov/Dec 2014	March 2015	Various	4,900	(74)

				54,800	(155)

The amount recognized for the collateral posted related with futures at September 30, 2015 and December 31, 2014, was $4,304 and $1,374, respectively.

As of September 30, 2015 and December 31, 2014, all of CAF’s derivatives which had been designated as hedging relationship were considered fair valued hedges. The change in the fair value of such derivative financial instruments and the change in fair value of hedged items attributable to risk being hedged are included in the statements of comprehensive income.

CAF enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting arrangements with substantially all of its derivatives counterparties. These legally enforceable master netting arrangements give CAF the right to take cash or liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty. The following tables present information about the offsetting of derivative financial instruments, although CAF has elected not to offset any derivative financial instruments by counterparty in the balance sheet:

At September 30, 2015 Derivative Assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	323,149	(236,650)	(43,319)	43,180

Derivative Liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(676,861)	236,650	387,335	(52,876)

At December 31, 2014 Derivative Assets		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized assets	Financial instruments	Cash and securities collateral received	Net amount
Swaps	383,113	(201,474)	(99,413)	82,226

Derivative Liabilities		Gross amounts not offset in the balance sheet
Description	Gross amounts of recognized liabilities	Financial instruments	Cash and securities collateral pledged	Net amount
Swaps	(382,901)	201,474	132,959	(48,468)

(14) Fair Value Measurements

The following section describes the valuation methodologies used by CAF to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models, as well as any significant assumptions.

When available, CAF generally uses quoted market prices to determine fair value, and classifies such items in Level 1. In some cases where a market price is not available, CAF makes use of appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value, in which case the items are classified in Level 2.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates, etc. Items valued using such internally developed valuation techniques are classified according to the lowest level input or value driver that is significant to the fair value measurement. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Where available, CAF may also make use of quoted prices for recent trading activity in positions with the same or similar characteristics to the one being valued. The frequency and size of transactions and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the relevance of observed prices from those markets. If relevant and observable prices are available, those valuations would be classified as Level 2. If prices are not available, other valuation techniques would be used and the item would be classified as Level 3.

The following methods are used to estimate the fair value hierarchy of CAF’s financial instruments:

•	Marketable securities: CAF uses quoted market prices to determine the fair value of trading securities and these financial assets are classified in Level 1 of the fair value hierarchy.

•	Loans: The fair value of fixed rate loans is determined using the current variable interest rate for similar loans. These loans are classified in Level 2 of the fair value hierarchy.

•	Derivative assets and liabilities: Derivative transactions contracted and designated by CAF as hedges of risks related to interest rates, currency rates or both, for transactions recorded as financial assets or liabilities, are also presented at fair value. In those cases the fair value is calculated using market prices provided by the counterparties. Derivative assets and liabilities are classified in Level 2 of the fair value hierarchy.

•	Bonds and borrowings: For CAF’s bonds and medium and long term borrowings, fair value is determined using an internal valuation technique, taking into consideration benchmark interest yield curves at the end of the reporting period to discount the expected cash flows for the applicable maturity, thus reflecting market fluctuation of key variables such as interest and exchange rates. These yield curves are adjusted to incorporate CAF’s credit risk spread. Those transactions are generally classified in Level 2 of the fair value hierarchy depending on the observability of significant inputs to the model.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels CAF’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2015 and December 31, 2014:

	Level 1	Level 2	Level 3	Total
At September 30, 2015:
Assets:
Marketable Securities:
U.S. Treasury Notes	383,407	—	—	383,407
Bonds of non-U.S. governments and government entities	166,061	—	—	166,061
Financial institutions and corporate securities:
Commercial papers	2,470,960	—	—	2,470,960
Certificate of deposits	1,692,225	—	—	1,692,225
Bonds	1,497,888	—	—	1,497,888
Collateralized mortgage obligation	321,119	—	—	321,119
Liquidity funds	208,776	—	—	208,776

	6,190,968	—	—	6,190,968

	6,740,436	—	—	6,740,436
Loans	—	10,706	—	10,706
Derivative instruments:
Interest rate swap	—	185,993	—	185,993
Cross-currency swap	—	137,157	—	137,157
Cross-currency forward contracts	—	71	—	71

	—	323,221	—	323,221

	6,740,436	333,927	—	7,074,363

Liabilities:
Borrowings	—	547,475	—	547,475
Bonds	—	14,386,277	—	14,386,277
Derivative instruments:
Cross-currency futures		571	—	571
Interest rate swap	—	3,463	—	3,463
Cross-currency swap	—	673,398	—	673,398
Cross-currency forward contracts	—	62	—	62

	—	677,494	—	677,494

	—	15,611,246	—	15,611,246

	Level 1	Level 2	Level 3	Total
At December 31, 2014:
Assets:
Marketable Securities:
U.S. Treasury Notes	1,920,441	—	—	1,920,441
Bonds of non-U.S. governments and government entities	195,373	—	—	195,373
Financial institutions and corporate securities:
Commercial papers	1,075,478	—	—	1,075,478
Certificate of deposits	2,264,749	—	—	2,264,749
Bonds	1,183,477	—	—	1,183,477
Collateralized mortgage obligation	292,214	—	—	292,214
Liquidity funds	199,059	—	—	199,059

	5,014,977	—	—	5,014,977

	7,130,791	—	—	7,130,791
Loans	—	21,954	—	21,954
Derivative instruments:
Interest rate swap	—	183,323	—	183,323
Cross-currency swap	—	199,790	—	199,790
Cross-currency forward contracts	—	590	—	590

	—	383,703	—	383,703

	7,130,791	405,657	—	7,536,448

Liabilities:
Borrowings	—	432,617	—	432,617
Bonds	—	13,124,319	—	13,124,319
Derivative instruments:
Cross-currency futures	—	155	—	155
Interest rate swap	—	33,752	—	33,752
Cross-currency swap	—	349,150	—	349,150
Cross-currency forward contracts	—	29	—	29

	—	383,086	—	383,086

	—	13,940,022	—	13,940,022

During the nine-month period ended September 30, 2015 and the year ended December 31, 2014, there were no transfers between levels 1, 2 and 3.

Items that are not measured at fair value

The carrying amount and estimated fair values of CAF’s financial instruments that are not recognized in the balance sheets at fair value are as follows:

		September 30, 2015		December 31, 2014
	Hierarchy Levels	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:
Cash and due from banks	1	298,573	298,573	141,147	141,147
Deposits with banks	1	1,652,436	1,652,436	1,279,267	1,279,267
Other investments	1	1,268,101	1,268,101	1,596,608	1,596,608
Loans, net	2	19,115,421	19,119,142	18,976,959	18,981,432
Equity investments (Cost method)	3	235,689	235,689	249,642	249,642
Accrued interest and commissions receivable	2	328,251	328,251	292,325	292,325
Financial liabilities:
Deposits	2	2,276,127	2,276,127	3,696,510	3,696,510
Commercial paper	2	1,917,597	1,917,597	1,853,282	1,853,282
Borrowings	2	955,461	954,642	1,082,029	1,083,696
Bonds	2	731,289	729,970	735,830	737,349
Accrued interest payable	2	248,603	248,603	239,547	239,547

(15) Commitments and Contingencies

Commitments and contingencies include the following:

	September 30, 2015	December 31, 2014
Loan commitments subscribed- eligibles	4,875,537	5,281,911
Loan commitments subscribed- non eligibles	2,485,115	2,836,455
Lines of credit	4,561,064	4,718,975
Letters of credit	10,097	16,776
Equity investments agreements subscribed	275,879	286,149
Guarantees	271,693	311,819

These commitments and contingencies result from the normal course of CAF’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

In the ordinary course of business, CAF has entered into commitments to extend loans; such loan commitments are reported in the above table upon signing the corresponding loan agreement and are reported as loans in the financial statements when disbursements are made. Loan commitments that have fulfilled the necessary requirements for disbursement are classified as eligible.

The commitments to extend loans have fixed expiration dates and in some cases expire without a loan being originated. Also, based on experience, portions of the loan commitments are originated two years after the signing of the loan agreement. Therefore, the amounts of total commitment to extend loans do not necessarily represent future cash requirements.

Guarantees mature as follows:

	September 30, 2015	December 31, 2014
Less than one year	26,686	45,621
Between one and two years	63,498	12,000
Between three and five years	1,400	40,254
Over five years	180,109	213,944

	271,693	311,819

(16) Segment Reporting

Management has determined that CAF has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. CAF does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the nine-month periods ended September 30, 2015 and 2014, loans made to or guaranteed by seven countries individually generated in excess of 10% of interest income, before swaps, as follows (in thousands of U.S. dollars):

	Nine Months Ended September 30,
	2015	2014
Argentina	59,239	53,884
Bolivia	38,904	34,605
Brazil	41,526	—
Colombia	30,666	35,555
Ecuador	54,934	49,648
Peru	47,696	49,894
Venezuela	55,911	53,600

	328,876	277,186

(17) Subsequent Events

As of the date of the issuance of these condensed interim financial statements there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or disclosure in the financial statements, except for:

•	On October 21, 2015, CAF issued bonds for NOK 800 million, 3.05%, due 2030, under its Medium Term Notes Programme.

•	In October 2015, CAF early adopted ASU 2015-03, Interest — Imputation of Interest. In previous years CAF presented the issuance costs in the balance sheet as deferred costs in other assets. Currently, with the adoption of this ASU, the issue costs are presented as a direct deduction from bonds and borrowings.

•	As of December 31, 2015, CAF recognized U.S.$54,000 as an expense and maintains accounts payable for U.S.$16,000, related to the contributions to Special Funds for 2015.

•	On November 3, 2015, CAF issued bonds for EUR 750 million, 1.00%, due 2020, under its Medium Term Notes Programme.

•	On January 22, 2016, CAF issued bonds for ZAR 590 million, 9.00%, due 2020, under its Medium Term Notes Programme in the Uridashi market.

•	On January 22, 2016, CAF issued bonds for TRY 192 million, 10.73%, due 2020, under its Medium Term Notes Programme in the Uridashi market.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

AS OF SEPTEMBER 30, 2015

BONDS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at September 30, 2015 (in millions)
7.79% Yankee Bonds	Fixed	1997	2017	USD	50.0
7.875% Yankee Bonds	Fixed	2002	2022	USD	85.0
5.125% Yankee Bonds	Fixed	2005	2015	USD	250.0
5.75% Yankee Bonds	Fixed	2006	2017	USD	250.0
Peruvian Soles Bonds	Fixed	2006	2018	PEN(2)	73.4
5.75% Yankee Bonds	Fixed	2007	2017	USD	115.4
5.75% Yankee Bonds	Fixed	2008	2017	USD	250.0
Colombian Peso Bonds	Fixed	2008	2018	COP	94,250.0
8.125% Yankee Bonds	Fixed	2009	2019	USD	733.7
Colombian Peso Bonds	Fixed	2009	2019	COP	127,500.0
4.30% Euro Yen Bonds	Fixed	2009	2019	JPY	10,000.0
Structured Note	Floating	2010	2017	USD	50.0
3.75% Yankee Bonds	Fixed	2010	2016	USD	600.0
Structured Note	Floating	2010	2017	USD	50.0
2.625% Swiss Franc Bonds	Fixed	2010	2015	CHF	250.0
4.625% Euro Bond	Fixed	2010	2018	EUR	400.0
1.82% Samurai Bonds	Fixed	2010	2015	JPY	4,600.0
3.625% Panamanian Bonds	Fixed	2011	2016	USD	40.0
3.75% Yankee Bonds	Fixed	2011	2016	USD	500.0
Mexican Pesos Bonds	Fixed	2011	2021	MXN(3)	1,317.0
2.625% Swiss Franc Bonds	Fixed	2011	2015	CHF	130.0
2.75% Swiss Franc Bonds	Fixed	2011	2017	CHF	125.0
4.625% Euro Bonds	Fixed	2011	2018	EUR	250.0
1.0% Samurai Bonds	Fixed	2011	2015	JPY	10,000.0
5.0% Euro Dollar Bond	Fixed	2012	2042	USD	50.0
4.375% Yankee Bonds	Fixed	2012	2022	USD	1,092.9
4.375% Yankee Bonds	Fixed	2012	2022	USD	407.1
1.5% Swiss Franc Bonds	Fixed	2012	2018	CHF	300.0
3.55% Dim Sum	Fixed	2012	2015	CNY(7)	600.0
Euro Bond (Schuldschein)	Fixed	2012	2027	EUR	82.0
Euro Bond (Schuldschein)	Fixed	2012	2032	EUR	60.0
4.03% Euro Hong Kong Dollar Bonds	Fixed	2012	2022	HKD(8)	400.0
4.0% Euro Hong Kong Dollar Bonds	Fixed	2012	2024	HKD	398.0
1.85% Euro Yen Bonds	Fixed	2012	2023	JPY	6,000.0
1.375% Swiss Franc Bonds	Fixed	2013	2021	CHF	250.0
Euro Dollar Bond	Floating	2013	2016	USD	100.0
3.25% Euro Bonds	Fixed	2013	2033	EUR	100.0
1.375% Swiss Franc Bonds	Fixed	2013	2021	CHF	100.0
3.25% Euro Bonds	Fixed	2013	2033	EUR	100.0
4.27% Euro Hong Kong Dollar Bonds	Fixed	2013	2028	HKD	940.0
Euro Dollar Bonds	Floating	2013	2023	USD	100.0
1.50% Swiss Franc Bonds	Fixed	2013	2020	CHF	250.0
3.66% Euro Bond	Fixed	2013	2033	EUR	51.0

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at September 30, 2015 (in millions)
1.85% Euro Yen Bonds	Fixed	2013	2023	JPY	4,600.0
4.25% Kangaroo Bonds	Fixed	2013	2016	AUD(9)	350.0
3.625% Euro Bond (Schuldschein)	Fixed	2013	2033	EUR	200.0
Euro Dollar Bonds	Floating	2013	2015	USD	200.0
6.25% Kangaroo Bonds	Fixed	2013	2023	AUD	225.0
3.31% Euro Bonds	Fixed	2013	2028	EUR	250.7
3.51% Euro Bonds	Fixed	2014	2034	EUR	65.0
2.0% Euro Bonds	Fixed	2014	2024	CHF	300.0
3.500% Euro Bonds	Fixed	2014	2039	EUR	200.0
4.29% Euro Bonds	Fixed	2014	2026	NOK(10)	1,500.0
4.070% Euro Bonds	Fixed	2014	2024	NOK	900.0
3.925% Euro Bonds	Fixed	2014	2029	HKD	1,257.0
3.05% Euro Bonds	Fixed	2014	2030	EUR	50.0
Euro Dollar Bonds	Floating	2014	2017	USD	200.0
1.875% Euro Bonds	Fixed	2014	2021	EUR	750.0
1.500% Yankee Bonds	Fixed	2014	2017	USD	1,000.0
1.50% Swiss Franc Bonds	Fixed	2014	2028	CHF	225.0
6.5% ZAR Uridashi Bonds	Fixed	2014	2018	ZAR(11)	253.0
7.35% TRY Uridashi Bonds	Fixed	2014	2018	TRY(12)	157.0
Yankee Bonds	Floating	2015	2018	USD	1,000.0
0.51% Swiss Franc Bonds	Fixed	2015	2026	CHF	200.0
1.9% Euro Dollar Bonds	Fixed	2015	2019	USD	50.0
0.68% Euro Yen Bonds	Fixed	2015	2025	JPY	8,900.0
0.51% Swiss Franc Bonds	Fixed	2015	2026	CHF	150.0
3.05% Euro Bonds	Fixed	2015	2035	NOK	1,000.0
4.50% Kangaroo Bonds	Fixed	2015	2025	AUD	325.0
2.21% Euro Dollar Bonds	Fixed	2015	2020	USD	50.0
0.46% Swiss Franc Bonds	Fixed	2015	2023	CHF	200.0

Note:	From September 30, 2015 to the date of this free writing prospectus, CAF has issued two bonds, one for NOK 800 million and another for EUR 750 million.

(1)	Yen.
(2)	Peruvian Nuevos Soles.
(3)	Mexican Pesos.
(4)	Swiss Francs.
(5)	Colombian Pesos.
(6)	Euros.
(7)	Chinese Renminbi.
(8)	Hong Kong Dollars.
(9)	Australian Dollars.
(10)	Norwegian Kroner.
(11)	South African rand.
(12)	Turkish Lira.

LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS,

COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at September 30, 2015
					(in U.S.$ millions)
Medium and Long-term Loans	Various	Various	Various	Various	1,502.9
Deposits	Floating	Various	Various	Various	2,276.1
Commercial Paper	Floating	Various	Various	USD	1,917.6

LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT AGENCIES

Title	Interest Rate	Date of Agreement of Issue	Year of Final Maturity	Currency	Principal Amount Outstanding at September 30, 2015 (in U.S.$ millions)
AB Svensk Exportkredit — SEK	Floating	19-Dec-13	19-Dec-18	US	30.0
ACDI	0%	30-Mar-97	30-Sep-23	CAN(1)	0.8
Agencia Francesa de Desarrollo	Floating	Various	Various	Various	333.0
China Development Bank — CDB	Floating	29-Nov-07	29-Nov-19	US	67.5
IADB	2%	24-May-97	24-May-23	US	0.7
Instituto de Crédito Oficial — ICO	Floating	28-May-08	15-Mar-18	US	10.9
JBIC, Japan	Floating	03-Jul-12	15-Nov-20	US	66.0
KfW (Germany)	Various	Various	Various	US	543.9
Nordic Investment Bank	Floating	Various	Various	US	39.8

(1)	Canadian dollars.

CORPORACIÓN ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION (UNAUDITED)

AS OF SEPTEMBER 30, 2015

GUARANTEED DEBT

Borrower	Date of Issue	Year of Final Maturity	Principal Amount Outstanding at September 30, 2015
			(in U.S.$ millions)
Plurinational State of Bolivia	10/03/2001	04/03/2018	11.2
Plurinational State of Bolivia	05/22/2004	05/22/2018	20.5
Republic of Peru	02/13/2006	02/13/2025	28.0
Unión Andina de Cementos S.A.A. (as successor to Cemento Andino S.A. Peru)	07/15/2010	07/13/2018	31.4
Instituto de la función registral del Estado de México	08/23/2010	08/23/2030	30.5
Teyma Uruguay S.A.	10/21/2014	04/20/2016	3.0
Teyma Uruguay S.A.	10/21/2014	04/20/2016	9.0
Isolux Corsan Argentina S.A.	09/15/2011	09/15/2023	34.7
H2Olmos S.A.	10/24/2012	10/25/2032	25.6
Termochilca S.A.C.	12/21/2011	12/21/2021	43.2
Abengoa Transmisión Norte.	06/21/2013	06/21/2016	5.0
Banco Bisa	02/03/2015	08/01/2017	0.4
La Hipotecaria S.A.	03/16/2015	03/16/2018	1.7
La Hipotecaria S.A	09/18/2015	09/18/2018	1.4
Planta de Reserva Fría de Generación de Eten S.A	12/05/2013	12/05/2033	18.1
Mota Engil Peru S.A.	05/13/2015	06/30/2015	1.2
Mota Engil Peru S.A.	10/22/2014	10/22/2015	1.7
Mota Engil Peru S.A.	11/14/2014	10/08/2015	6.0